UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ____)*
BlackRock New York Municipal Bond Trust (BQH)
(Name of Issuer)
Auction Rate Preferred Securities
(Title of Class of Securities)

09249P205
(CUSIP Number)
September 14, 2010
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 09249P205

1.	Names of Reporting Persons. RiverNorth Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	Not applicable
(b)	Not applicable
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power	123 shares
	6. Shared Voting Power	Not applicable
	7. Sole Dispositive Power	123 shares
	8. Shared Dispositive Power	Not applicable
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 123 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	Not applicable
11.
Percent of Class Represented by Amount in Row (9)

13.90%*

*As per the N-CSRS filed on May 6, 2010 there were 885 shares of Auction Rate Preferred outstanding as of February 28, 2010.  The percentage set forth in item 11 above was derived using such number.

12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 09249P205

Item 1.

(a)	Name of Issuer
BlackRock New York Municipal Bond Trust (BQH)
(b)	Address of Issuer’s Principal Executive Offices
100 Bellevue Parkway, Wilmington, DE 19809

Item 2.

(a)	Name of Person Filing
RiverNorth Capital Management, LLC
(b)	Address of Principal Business Office or, if none, Residence
325 N. LaSalle Street, Suite 645, Chicago, IL 60654-7030
(c)	Citizenship
Delaware Limited Liability Company
(d)	Title of Class of Securities
Auction Rate Preferred Securities
(e)	CUSIP Number 09249P205

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 09249P205

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 123 shares

(b)
Percent of class:  13.90%* (*As per the N-CSRS filed on May 6, 2010 there were 885 shares of Auction Rate Preferred outstanding as of February 28, 2010.  The percentage set forth in this item 4(b) was derived using such number.)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 123 shares

(ii)	Shared power to vote or to direct the vote: Not applicable

(iii)	Sole power to dispose or to direct the disposition of: 123 shares

(iv)	Shared power to dispose or to direct the disposition of: Not applicable

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Each of RiverNorth Capital Partners, LP and RiverNorth Institutional Partners, LP has the right to receive the proceeds from the sale of the securities reported herein.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable
Item 8.	Identification and Classification of Members of the Group.
Not applicable
Item 9.	Notice of Dissolution of Group.
Not applicable

CUSIP No. 09249P205

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 09249P205

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 29, 2010	/s/Jonathan M. Mohrhardt
Signature

Jonathan M. Mohrhardt, Chief Compliance Officer
Name/Title